[redacted]

08029845

BB 3/11

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main St.
(No. and Street)

Columbia (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires 803-931-1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd Suite 500 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W 3/12

OATH OR AFFIRMATION

I, Franklin Britt Borders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

F. Britt Borders
Signature

President
Title

MY COMMISSION EXPIRES SEPTEMBER 13, 2009
Notary Public FOR SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
First Citizens Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Citizens Securities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 26, 2008

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 26, 2008

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2007 and 2006

		2007		2006
ASSETS				
Cash (Note 4)	$	1,785,820	$	464,395
Furniture and equipment, net (Note 3)		32,734		—
Prepaid expenses		45,583		19,886
Income tax receivable		—		52,315
Other assets		15,053		52,667
Total assets		1,879,190		589,263
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Due to Related Parties (Note 4)		333,332		307,028
Accrued compensation expense		235,049		124,237
Total liabilities		568,381		431,265
Stockholder's equity (Note 7):				
Common stock, $100 par value, 1 share authorized, issued and outstanding		100		100
Additional paid-in capital		749,900		249,900
Retained earnings (deficit)		560,809		(92,002)
Total stockholder's equity		1,310,809		157,998
Total liabilities and stockholder's equity	$	1,879,190	$	589,263

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006

	2007	2006
REVENUES		
Commissions	$ 4,621,257	$ 304,482
Other income	136,134	21,692
Total revenues	4,757,391	326,174
EXPENSES		
Employee compensation and benefits (Note 6)	2,973,215	329,080
Brokerage fees	225,827	—
Fees paid to Related Parties (Note 4)	156,291	50,000
Professional fees	60,435	32,387
Printing and office supplies	45,255	6,739
Depreciation expense	9,402	—
Furniture and equipment expense	21,101	—
Other expenses	241,044	52,285
Total expenses	3,732,570	470,491
Income (loss) before income taxes	1,024,821	(144,317)
Income tax (expense) benefit (Note 5)	(372,010)	52,315
Net income (loss)	$ 652,811	$ (92,002)

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Initial capitalization of Company	1	$ 100	$ 249,900	$ —	$ 250,000
Net loss	—	—	—	(92,002)	(92,002)
Balance at December 31, 2006	1	100	249,900	(92,002)	157,998
Net income	—	—	—	652,811	652,811
Capital contribution	—	—	500,000	—	500,000
Balance at December 31, 2007	1	$ 100	$ 749,900	$ 560,809	$ 1,310,809

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the year ended December 31, 2007 and November 1, 2006 through December 31, 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 652,811	$ (92,002)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	9,402	—
Decrease (increase) in income tax receivable	52,315	(52,315)
Increase in prepaid expenses	(25,697)	(19,886)
Decrease (increase) in other assets	37,614	(52,667)
Net change in due to Related Parties	26,304	307,028
Increase in accrued salary expense	110,812	124,237
Net cash provided by operating activities	863,561	214,395
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(42,136)	—
Net cash used by investing activities	(42,136)	—
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	500,000	250,000
Net cash provided by financing activities	500,000	250,000
Increase in cash	1,321,425	464,395
Cash at beginning of period	464,395	—
Cash at end of period	$ 1,785,820	$ 464,395

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank and Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman and one of its principal shareholders are directors and executive officers of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

The Company commenced operations on November 1, 2006.

FC Securities is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(b) Income Taxes
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(c) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

Furniture and equipment	$	42,136
Less: Accumulated depreciation		(9,402)
Total premises and equipment	$	32,734

Provision for depreciation was $9,402 for the year ended December 31, 2007.

NOTE 4 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2007 and 2006, the Company had $357,672 and S286,980 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change. In 2006, a $50,000 conversion fee was paid to FCBNC for the conversion of accounts to the Company effective November 1, 2006.

In 2007, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

The Company pays an occupancy expense and purchases equipment from First Citizens, as applicable. The Company's total occupancy expense paid to First Citizens in 2007 and 2006 was $569 and $52.

NOTE 5 – INCOME TAXES

The component of income tax expense (benefit) is as follows:

		2007		2006
Current:				
Federal	$	372,010	$	(52,315)
		372,010		(52,315)

The income tax (expense) benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

		2007		2006
Income tax (expense) benefit at federal rate	$	(361,280)	$	50,511
Other		(10,730)		1,804
		(372,010)		52,315

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Due to the Company having few employees at December 31, 2006, no pension expense was allocated to the Company by the Parent. For the year ended December 31, 2007, pension expense of $27,315 was allocated to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan (the "CAP Plan"), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2007 and 2006, the Company made matching contributions of approximately $72,760 and $4,412 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

NOTE 7 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with the NASD. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital as defined of $1,175,767, the Company's aggregate indebtedness to net capital ratio was .48 to 1.

At December 31, 2006, the Company had net capital as defined of $33,130, which was a deficit of $20,778 to its required net capital of $53,908. The Company's aggregate indebtedness to net capital ratio was 13.02 to 1. On January 8, 2007, the Company was in compliance with the net capital requirements.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2007

	2007
AGGREGATE INDEBTEDNESS	
Accounts payable ,accrued liabilities and due to Related Parties	$ 568,381
NET CAPITAL	
Total stockholder's equity	1,310,809
Less nonallowable assets:	
Prepaid expenses	45,583
Excess cash deposit with the Parent bank	41,672
Other assets	47,787
Net capital before haircuts	1,175,767
Haircut adjustment	—
Net capital	1,175,767
Capital requirement	50,000
Net capital excess	$ 1,125,767
Ratio – aggregate indebtedness to net capital	.48 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2007.

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $ -0- at December 31, 2007.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2007.

END

The accompanying notes are an integral part of these financial statements.